Filed by Teva Pharmaceutical Industries Ltd.

(Commission File No. 001-16174) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

Message from the CEO

Erez Vigodman, President and Chief Executive Officer

To: All Employees

Dear Colleagues,

Today, Teva announced that we have proposed to acquire Mylan in a cash and stock transaction that would create a company that is well positioned to transform the global generics space by leveraging its significantly more efficient and advanced structure, scale, production network, end-to-end product portfolio, commercialization capabilities and geographic reach.

I have mentioned numerous times over this past year that our world is changing, our industry is changing and we must be able to stay ahead of the game. We can all be very satisfied with the progress we have made together on our Must Wins throughout this past year, solidifying the foundations of our company, protecting its main specialty franchises and building our engines for organic and inorganic growth. I have deep conviction in the future of Teva, and the new strategic direction in which we are heading. Our way is clear – we have a strategy and we are executing against it. We are prepared for any eventual scenario. We also said that in 2015 business development would play a bigger role for us. We have recently agreed to acquire Auspex and today we are making an additional, significant step forward which demonstrates our decisiveness and commitment to continue executing inorganic moves.

Looking from the future back, in consideration of the direction that the industry is taking, we know that the market for generic drugs will double in size from 2012 to 2020, but more importantly, its mix will change significantly, with more advanced and complex offerings such as biologics, and complex generics. In order to maintain a leadership position in this increasingly competitive and evolving environment, we will need, not only to maximize our existing assets and capabilities, but to remain adamant in our pursuit of growth opportunities that advance our goal of being a stronger, more diversified organization with the scale and resources to drive value across our business today and in the future. This potential acquisition aims at achieving that, while enabling us to stay ahead of the game and take a leadership position in transforming the industry.

In addition, the combined company’s significantly enhanced financial position and resources will enable us to increase our investment also in specialty R&D and in strategic business development in our core therapeutic areas. We will also invest in innovation, and new growth opportunities and partnerships to accelerate our transformation towards the North Star.

Teva and Mylan share years of experience and success leading the generic industry and building strong presences in specialty and biologics. We have long respected Mylan’s business, and we consider it a natural fit and complementary to our business, in order to achieve the following goals:

•	An industry-leading company, well positioned to transform the generics space with a significantly expanded and more efficient global footprint, strengthened operations, sales and R&D platforms around the world and industry-leading, go-to-market capabilities

•	The broadest product and technology portfolio in the industry: The combined company would possess the capabilities and technologies to focus on more complex, hard to produce products and create the broadest portfolio in the industry with a combined pipeline of over 400 pending ANDAs and over 80 first-to-files in the U.S.

•	The most advanced R&D capabilities in the generics industry and the world’s leading integrated API division; and

•	A unique and differentiated business model, leveraging significant assets and capabilities in specialty and generics, as well as the intersection of the two, with a leading position in multiple sclerosis, respiratory, pain, migraine, movement disorders and allergy therapeutics; and

•	Increased investment in the specialty business and the acceleration of our strategic direction towards the North Star.

Importantly, as one company, we would be a stronger, more diversified organization with the scale and resources to provide employees with substantial opportunities for growth and development. We intend to combine the talent and expertise of both companies’ employees.

To be clear, we have not yet reached an agreement to acquire Mylan and it is not definite that such an agreement will be achieved. Our Board and management team firmly believe in this proposed transaction and the substantial benefits it brings to us and all our stakeholders. The decision to take this step was unanimously approved and supported by the Board of Directors. I would like to express my sincere appreciation to our Chairman, Professor Itzhak Peterburg, and the entire board for their support throughout this process.

We hope to sit down with Mylan in the near future to make this opportunity a reality. As we move forward with our proposal to combine with Mylan, there will be a period of ambiguity and uncertainty regarding the outcomes, during which it is imperative that we maintain the same dedication and outstanding performance that has made us a leader in our industry and has brought us to this new chapter.

To help answer some of the questions you may have about today’s announcement, we’ve developed an FAQ. We will make every effort to keep you informed throughout the process, keeping in mind that there are certain legal and regulatory requirements that we must follow.

It is likely that this announcement will generate interest from the media and other outside parties, and it is important that we speak with one voice. If you receive any inquiries or unsolicited calls, please refer them to the Head of Global Corporate Reputation, Denise Bradley at denise.bradley@tevapharm.com, in accordance with company policy.

For over a century, Teva has succeeded and grown into one of the world’s leading generics and specialty pharmaceutical companies through innovation, vision, commitment to quality and the dedication of our people. Our culture has always been one of execution, excellence and having the courage to break boundaries.

This could be a significant step in our transformation journey and it is an exciting one. I am deeply grateful for your devotion and commitment to Teva, as we continue our amazing story through our drive for leadership, cooperation and openness to learn new things and evolve. I look forward to sharing more with you as events unfold.

Sincerely,

Erez

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference. Forward- looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward- looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.

Questions & Answers

1.	Why is Teva proposing to acquire Mylan?

•	We are confident that the proposed combination of Teva and Mylan would create a company well positioned to transform the global generics space by leveraging its significantly more efficient and advanced structure, scale, production network, end-to-end product portfolio, commercialization capabilities and geographic reach.

•	In order to maintain a leadership position in the increasingly competitive and evolving environment, we will need, not only to maximize our existing assets and capabilities, but also pursue growth opportunities that advance our goal of being a stronger, more diversified organization with the scale and resources to drive value across our business today and in the future.

•	This potential acquisition aims at achieving that, while enabling us to stay ahead of the game and take a leadership position in transforming the industry.

•	In addition, the combined company’s enhanced financial position and resources will enable us to increase our investment also in specialty R&D and further enhance the pipeline through strategic business development in our core therapeutic areas, innovation, new growth opportunities and partnerships. All of which, can accelerate our transformation towards the North Star.

•	The Board and management team firmly believe in this proposed transaction and the substantial benefits it brings to us and all our stakeholders.

2.	Why is Teva announcing this proposal without a signed agreement?

•	We made this proposal because it provides compelling benefits for all of our stakeholders, including our valued employees.

•	As one company, we would be a stronger, more diversified organization with the scale and resources to transform the global generics space and provide additional opportunities to employees.

•	We hope to sit down with Mylan in the near future to make this compelling opportunity a reality.

3.	How does this proposal impact employees?

•	To be clear, we have not yet reached an agreement to acquire Mylan and it is not definite that such an agreement will be achieved.

•	We must all continue to focus on creating the high quality, affordable medicines that our customers and patients around the world rely upon each and every day.

•	It is imperative that we maintain the same dedication and outstanding performance that has brought us to this new chapter.

•	As we move forward with our proposal to combine with Mylan, there will be a period of ambiguity and uncertainty regarding the outcomes, during which it is imperative that we maintain the same dedication and outstanding performance that has made us a leader in our industry and has brought us to this new chapter.

4.	How does this fit into our North Star strategy and transformation journey?

•	As our CEO, Erez Vigodman, has mentioned over this year, our world is changing, our industry is changing and we must be able to stay ahead of the game.

•	The market for generic drugs will double in size from 2012 to 2020, but more importantly, its mix will change significantly, with more advanced offerings, such as biologics and complex generics. Our strategy has been to determinedly pursue growth opportunities to build our capabilities in generics, complex generics, and biologics, while expanding our footprint in key emerging markets.

•	This potential acquisition aims at achieving that, while enabling us to stay ahead of the game and take a leadership position in transforming the industry.

•	In addition, the combined company’s significantly enhanced financial position and resources will enable us to increase our investment also in specialty R&D and further enhance the pipeline through strategic business development in our core therapeutic areas.

•	We will also invest in innovation, new growth opportunities and partnerships to accelerate our transformation towards the North Star.

5.	What happens next?

•	Our Board of Directors has approved the terms of our proposal, and both our senior management team and our Board are committed to making this transaction a reality.

•	We will provide updates on our progress, as appropriate.

•	As we move forward with our proposal to combine with Mylan, there will be a period of ambiguity and uncertainty regarding the outcomes, during which it is imperative that we maintain the same dedication and outstanding performance that has made us a leader in our industry and has brought us to this new chapter.

•	To be clear, we have not yet reached an agreement to acquire Mylan and it is not definite that such an agreement will be achieved.

6.	What should we communicate to our customers and other stakeholders?

•	You can tell customers, suppliers and other business partners that we remain absolutely focused on advancing our mission of increasing access to high quality healthcare for people across the globe, at every stage of life.

•	If you deal with customers or other external stakeholders, please contact your manager for talking points.

7.	What should I say if I am contacted by the media or another third party?

•	If you receive any inquiries, please refer them to the Head of Global Corporate Reputation, Denise Bradley at Denise.Bradley@tevapharm.com, in accordance with company policy.

8.	What information can I share with my friends and family?

•	At this stage, there is no additional information to share beyond what has been presented in the Company’s press release.

•	Please keep in mind that we have not yet reached an agreement. It is business as usual.

9.	What can I do to help?

•	The best way you can help is by staying focused on your day-to-day responsibilities and maintain the same high level of innovation and integrity that has made Teva an industry leader.

•	We are counting on you to remain focused on serving our customers and advancing our company’s business goals, just like you always have.

10.	How does this impact Israel’s operations and as Teva’s corporate headquarters?

•	This proposed combination should not change Teva’s operating model or its activities in Israel. This is an opportunity to create value in generics for short and long term support of our current operating model.

About Mylan

•	Mylan is a global pharmaceutical company focused on developing, licensing, manufacturing and distributing branded generic and specialty pharmaceuticals of over 1,400 marketed products.

•	Mylan has 2 major business units: Generics and Specialty, with its generic portfolio consisting of 1,000+ drugs primarily focused on solid oral dosage and transdermal patch products.

•	One of Mylan’s key marketed products is fentanyl transdermal system (fentanyl), a medicine used to control moderate to severe chronic pain. Within their specialty product portfolio, Mylan develops therapies targeting the treatment of respiratory diseases, allergic reactions, and psychiatric disorders. Some of their lead specialty products are EpiPen, epinephrine auto-injector for severe allergic reactions, and perforomist, a marketed inhalation solution for the long-term treatment of chronic obstructive pulmonary disease. Mylan spans more than 145 countries and territories with over 30,000 employees worldwide with approximately 40 manufacturing sites.

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.